UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Critical Path, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

22674V100

(CUSIP Number)

Attn: John Loveless SG Hambros Trust Company (Guernsey) Limited 80 Robinson Road, 27 th Floor Singapore 068898 44.1481.704240	Shane Byrne Baker & McKenzie LLP Two Embarcadero Center, 24th Floor San Francisco CA 94111 415.576.3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22674V100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ace Paragon Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,677,531(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,677,531

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,677,531

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.8%

14.	Type of Reporting Person (See Instructions) CO

(1)                                  Issuable upon conversion of 6,500,000 shares of Series E Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share of the Issuer (the “Series E Preferred”) as of the date hereof.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Strategic Global Asset Management PCC Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,677,531(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,677,531

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,677,531

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.8%

14.	Type of Reporting Person (See Instructions) CO

(2)                                  Issuable upon conversion of 6,500,000 shares of the Series E Preferred as of the date hereof.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The March Charitable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,677,531(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,677,531

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,677,531

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.8%

14.	Type of Reporting Person (See Instructions) OO

(3)                                  Issuable upon conversion of 6,500,000 shares of the Series E Preferred as of the date hereof.  The filing of this Schedule 13D shall not be construed as an admission that The March Charitable Trust is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of shares covered by this Schedule 13D.  In addition, the filing of this Schedule 13D shall not be construed as an admission that The March Charitable Trust is the beneficial owner of any shares covered by this Schedule 13D for any other purpose than Section 13(d) of the Securities Exchange Act of 1934.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SG Hambros Trust Company (Guernsey) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,677,531(4)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,677,531

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,677,531

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.8%

14.	Type of Reporting Person (See Instructions) CO

(4)                                  Issuable upon conversion of 6,500,000 shares of the Series E Preferred as of the date hereof.  The filing of this Schedule 13D shall not be construed as an admission that SG Hambros Trust Company (Guernsey) Limited is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of shares covered by this Schedule 13D.  In addition, the filing of this Schedule 13D shall not be construed as an admission that SG Hambros Trust Company (Guernsey) Limited is the beneficial owner of any shares covered by this Schedule 13D for any other purpose than Section 13(d) of the Securities Exchange Act of 1934.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Critical Path, Inc., a California corporation (the “Issuer”).  The principal executive offices of the Issuer are located 532 Folsom Street, San Francisco, California 94105.

Item 2.	Identity and Background
The name of the persons filing this statement (the “Reporting Persons”) are as follows:
Ace Paragon Holdings Limited (“Ace Paragon”) Strategic Global Asset Management PCC Limited (the “PCC”) SG Hambros Trust Company (Guernsey) Limited (“SG Trust Co.”) The March Charitable Trust

Ace Paragon is a company organized under the laws of the British Virgin Islands.  The principal business of Ace Paragon is investment and holding of securities at the direction of the PCC.  The principal business address of Ace Paragon is 80 Robinson Road, 27th Floor, Singapore 068898.  The names, business addresses, present principal occupations of employment and citizenship of the directors and executive officers of Ace Paragon are set forth in the attached Appendix 1.1, which is incorporated in its entirety by reference herein.

The PCC is a company established as a Protected Cell Company for the purposes of The Protected Cell Companies Ordinance, 1997 (as amended) under the laws of Guernsey.  The principal business of the PCC is investment holding and securities investment on behalf of holders of subscription shares in the PCC.  The principal business address of the PCC is 80 Robinson Road, 27th Floor, Singapore 068898.  The names, business addresses, present principal occupations of employment and citizenship of the directors and executive officers of the PCC are set forth in the attached Appendix 1.2, which is incorporated in its entirety by reference herein.  The PCC owns 100% of the issued share capital of Ace Paragon and may, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to control the voting and disposition of the shares of Series E Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred”) and shares of Issuer Common Stock into which such shares of Series E Preferred are convertible held by Ace Paragon.

The March Charitable Trust is a Guernsey Discretionary Trust.  The address of The March Charitable Trust is P.O. Box 86, Hambro House, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3AE.  The trustee of The March Charitable Trust is SG Trust Co.  The March Charitable Trust holds 1,000 management shares in the PCC, representing 100% of the management shares issued and outstanding, and may, for purposes of Rule 13d-3 of the Exchange Act, be deemed to control the voting and disposition of the shares of Series E Preferred and shares of Issuer Common Stock into which such shares of Series E Preferred are convertible beneficially owned by the PCC.

SG Trust Co. is a company incorporated under the laws of Guernsey.  The principal business of SG Trust Co. is the provision of fiduciary services.  SG Trust Co. acts as the investment advisor to the PCC in respect of the investment portfolio held by Ace Paragon and is the trustee of The March Charitable Trust.  The principal business address of SG Trust Co. is P.O. Box 86, Hambro House, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3AE.  The names, business addresses, present principal occupations of employment and citizenship of the directors and executive officers of SG Trust Co. are set forth in the attached Appendix 1.3, which is incorporated in its entirety by reference herein.  For purposes of Rule 13d-3 of the Exchange Act, SG Trust Co. may be deemed to control the voting and disposition of the shares of Series E Preferred and shares of Issuer Common Stock into which such shares of Series E Preferred are convertible beneficially owned by the PCC and Ace Paragon.

During the past five years, no Reporting Person nor any individual listed on Appendix 1.1 – 1.3 to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, no Reporting Person nor any individual listed on Appendix 1.1 – 1.3 to this Schedule 13D has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 30, 2004, through a privately negotiated transaction, Great Affluent Limited (“GAL”) transferred 6,500,000 shares of the Issuer’s Series E Preferred to Ace Paragon for a total purchase price of US$7,995,000.  The source of funds used to purchase the shares of Series E Preferred was provided to Ace Paragon by the PCC from working capital from subscriptions.

Item 4.	Purpose of Transaction

This Schedule 13D is filed late as a result of an oversight on the part of the Reporting Persons in quantifying the number of shares of Issuer Common Stock beneficially owned upon conversion of the shares of Series E Preferred held by Ace Paragon for purposes of Rule 13d-3 of the Exchange Act.  All information reported in this Schedule 13D is accurate both as of September 30, 2004, the date the shares of Series E Preferred were purchased by Ace Paragon, and as of the date hereof, unless otherwise indicated.

On September 30, 2004, Ace Paragon purchased 6,500,000 shares of Series E Preferred from GAL in a privately negotiated transaction, which shares are convertible into Issuer Common Stock at the option of Ace Paragon at a conversion price of $1.50 per share, subject to accretion of dividends and other adjustments as set forth in a Certificate of Powers, Designations, Preferences and Rights of the Series E Cumulative Redeemable Convertible Participating Preferred Stock (the “Certificate of Designation”).  Pursuant to the Certificate of Designation (i) as of September 30, 2004, the 6,500,000 shares of Series E Preferred were convertible into 6,500,000 shares of Issuer Common Stock, and (ii) as of the date hereof, due to semi-annual accretion of dividends, the 6,500,000 shares of Series E Preferred are convertible into 6,677,531 shares of Issuer Common Stock.

Ace Paragon owns the shares of Series E Preferred reported herein for investment purposes only.  Ace Paragon intends to review from time to time its ownership of such shares and may, depending upon its evaluation of the business and prospects of the Issuer, or such other considerations that it may consider relevant, determine to increase, decrease, distribute or otherwise dispose of its holdings in the Series E Preferred.

Other than as disclosed in this Item 4, the Reporting Persons filing this Schedule 13D have no plans or proposals that would relate to or result in:
(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e) Any change in the present capitalization or dividend policy of the Issuer;

(f)                                    Any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or bylaws or other actions that might impede the acquisition of control of the Issuer by any other person;

(g)                                 Causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(h) Causing securities of the Issuer to be eligible for termination of registration pursuant to the Exchange Act, or any other similar action; or
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a) – (b)                              Ace Paragon is the record holder of 6,500,000 shares of the Issuer’s Series E Preferred, which are convertible as of the date hereof due to semi-annual accretion of dividends into 6,677,531 shares of Issuer Common Stock.  Based on the 22,560,603 shares of Issuer Common Stock outstanding as of September 30, 2004, as reported on November 9, 2004, the date of the Issuer’s most recent Form 10-Q, upon conversion this represents 22.8% of the outstanding Issuer Common Stock.  Ace Paragon has shared voting and dispositive power with respect to such shares.

The PCC, as the record holder of 100% of the issued share capital of Ace Paragon, The March Charitable Trust, as the record holder of 100% of the management shares of the PCC, and SG Trust Co. as the trustee of The March Charitable Trust and as investment advisor to the PCC may be deemed, for purposes of Rule 13d-3 of the Exchange Act, to have shared voting and dispositive power with respect to and to beneficially own 6,677,531 shares of Issuer Common Stock issuable upon conversion of the 6,500,000 shares of the Issuer’s Series E Preferred held by Ace Paragon.  Based on the 22,560,603 shares of Issuer Common Stock outstanding, upon conversion this represents 22.8% of the outstanding Issuer Common Stock.  The filing of this Schedule 13D shall not be construed as an admission that either of SG Trust Co. and The March Charitable Trust is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of shares covered by this Schedule 13D.  In addition, the filing of this Schedule 13D shall not be construed as an admission that either of SG Trust Co. or The March Charitable Trust is the beneficial owner of any shares covered by this Schedule 13D for any other purpose than Section 13(d) of the Securities Exchange Act of 1934.

As of the date hereof, the ultimate parent company of SG Trust Co. and the other Reporting Persons is Societe Generale, S.A. (“SG”), a corporation formed under the laws of France.  The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the business operated by SG Trust Co.  SG Trust Co. as described in Item 2 above, is primarily engaged in the provision of fiduciary services.  SG Trust Co. operates as an independent business entity from SG, including with respect to the investment portfolio held by Ace Paragon and the shares covered by this Schedule 13D.

SG, for purposes of the federal securities laws, may be deemed ultimately to control SG Trust Co.  SG, its executive officers and directors, and its direct and indirect subsidiaries (other than the Reporting Persons), may be deemed to beneficially own shares of securities of the issuer to which this Schedule 13D relates, and such shares are not reported on this statement.  In accordance with Securities and Exchange Commission (“SEC”) Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of shares covered by this Schedule 13D that may be deemed to be beneficially owned by SG Trust Co. and the other Reporting Persons.  The Reporting Persons disclaim beneficial ownership of shares beneficially owned by SG and any of SG’s business units.

Except as described herein, no Reporting Person nor any individual listed on Appendix 1.1 – 1.3 to this Schedule 13D (i) beneficially owns any securities of the Issuer or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other equity securities of the Issuer.

(c)                                  Except as described herein, no Reporting Person nor any individual listed on Appendix 1.1 – 1.3 to this Schedule 13D has effected any transactions in Issuer Common Stock during the past sixty days prior to the date of the filing of this Schedule 13D nor during the sixty days prior to September 30, 2004, the date Ace Paragon purchased the shares of Series E Preferred from GAL.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 4 and 5 above, to the knowledge of any Reporting Person, no Reporting Person nor any individual listed on Appendix 1.1-1.3 to this Schedule 13D is party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:

1.               Agreement with respect to filing of Schedule 13D, dated as of February 15, 2005, among Ace Paragon Holdings Limited, Strategic Global Asset Management PCC Limited, SG Hambros Trust Company (Guernsey) Limited and The March Charitable Trust.

2.               Form of Amended and Restated Certificate of Determination of Preferences of Series E Redeemable Convertible Preferred Stock of the Company (incorporated herein by reference to Exhibit 4.5 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 20, 2003).

3.               Convertible Note Purchase and Exchange Agreement dated November 18, 2003 among the Issuer, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAP-W, LLC, GAPCO GmbH & Co. KG, Cenwell Limited, Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited and Lion Cosmos Limited (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 20, 2003).

4.               Form of Third Amended and Restated Registration Rights Agreement, among the Issuer, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG, Cenwell Limited, Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited, Lion Cosmos Limited, Vectis CP Holdings, LLC, Permal U.S. Opportunities Limited, Zaxis Equity Neutral, L.P., Zaxis Institutional Partners, L.P., Zaxis Offshore Limited, Zaxis Partners, L.P., Guggenheim Portfolio Company XIII, Passport Master Fund, L.P., Crosslink Crossover Fund IV, L.P., Sagamore Hill Hub Fund, Ltd., Criterion Capital Partners, Ltd., Criterion Capital Partners, Institutional, Criterion Capital Partners, L.P. and Capital Ventures International (incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 10, 2004).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2005	ACE PARAGON HOLDINGS LIMITED

	By:	CDS International Limited, as Director of Ace Paragon Holdings Limited

	By:	/S/ JOHN CHARLTON LOVELESS
	Name:	John Charlton Loveless
	Title:	Director, CDS International Limited

Dated: February 15, 2005	STRATEGIC GLOBAL ASSET MANAGEMENT PCC LIMITED

	By:	/S/ JOHN CHARLTON LOVELESS
	Name:	John Charlton Loveless
	Title:	Director

Dated: February 15, 2005	THE MARCH CHARITABLE TRUST

	By:	SG Hambros Trust Company (Guernsey) Limited, as trustee of The March Charitable Trust

	By:	/S/ JOHN CHARLTON LOVELESS
	Name:	John Charlton Loveless
	Title:	Managing Director, SG Hambros Trust Company (Guernsey) Limited

Dated: February 15, 2005	SG HAMBROS TRUST COMPANY (GUERNSEY) LIMITED

	By:	/S/ JOHN CHARLTON LOVELESS
	Name:	John Charlton Loveless
	Title:	Managing Director

APPENDIX 1.1

Information Concerning the Executive Officers and Directors of Ace Paragon Holdings Limited

Name:	Title:	Present Principal Employment	Address	Citizenship

CDS International Limited(5)	Director of Ace Paragon Holdings Limited	N/A	Trident Chambers, Wickhams Cay Road Town, Tortola British Virgin Islands

John Charlton Loveless	Director of CDS International Limited	Managing Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

Julian Michael Medland	Director of CDS International Limited	Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

Nicholas Anthony Degnan	Director of CDS International Limited	Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

HTG Limited(6)	Secretary of Ace Paragon Holdings Limited	N/A	P.O. Box 86 Hambros House St. Julian’s Avenue St. Peter Port Guernsey

John Charlton Loveless	Director of HTG Limited	Managing Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

Julian Michael Medland	Director of HTG Limited	Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

Nicholas Anthony Degnan	Director of HTG Limited	Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

(5)                                  CDS International Limited is a wholly-owned subsidiary of Ace Paragon formed for the purpose of providing nominee corporate director services, and provides such services for Ace Paragon.

(6)                                  HTG Limited is a wholly-owned subsidiary of Ace Paragon formed for the purpose of providing nominee secretarial services, and provides such services for Ace Paragon.

APPENDIX 1.2

Information Concerning the Executive Officers and Directors of Strategic Global Asset Management PCC Limited

Name:	Title:	Present Principal Employment	Address	Citizenship

John Charlton Loveless	Director of Strategic Global Asset Management PCC Limited	Managing Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

Julian Michael Medland	Director of Strategic Global Asset Management PCC Limited	Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

Nicholas Anthony Degnan	Director of Strategic Global Asset Management PCC Limited	Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

APPENDIX 1.3

Information Concerning the Executive Officers and Directors of SG Hambros Trust Company (Guernsey) Limited

Name:	Title:	Present Principal Employment	Address	Citizenship

John Charlton Loveless	Managing Director of SG Hambros Trust Company (Guernsey) Limited	Managing Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

Julian Michael Medland	Director of SG Hambros Trust Company (Guernsey) Limited	Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

Warwick John Newbury	Director of SG Hambros Trust Company (Guernsey) Limited	Chief Executive Officer of SG Hambros Bank & Trust (London)	SG House 41 Tower Hill London, England	British

Regis de Reihac	Director and Chief Executive Officer of SG Hambros Trust Company (Guernsey) Limited	Chief Executive Officer of SG Hambros Trust Company (Guernsey) Limited	29 Boulevard Haussman 75009 Paris, France	French

Nicholas Anthony Degnan	Director of SG Hambros Trust Company (Guernsey) Limited	Director of SG Hambros Trust Company (Guernsey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

Richard Alexander Olliver	Director of SG Hambros Trust Company (Guernsey) Limited	Chief Executive Officer of SG Hambros Bank & Trust (Guernsey) Limited and SG Hambros Bank & Trust (Jersey) Limited	Hambro House St. Julian’s Avenue St. Peter Port Guernsey	British

EXHIBITS

Exhibit No.	Description

1.

Agreement with respect to filing of Schedule 13D, dated as of February 15, 2005, among Ace Paragon Holdings Limited, Strategic Global Asset Management PCC Limited, SG Hambros Trust Company (Guernsey) Limited and The March Charitable Trust.

2.

Form of Amended and Restated Certificate of Determination of Preferences of Series E Redeemable Convertible Preferred Stock of the Company (incorporated herein by reference to Exhibit 4.5 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003).

3.

Convertible Note Purchase and Exchange Agreement dated November 18, 2003 among the Issuer, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAP-W, LLC, GAPCO GmbH & Co. KG, Cenwell Limited, Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited and Lion Cosmos Limited (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003).

4.

Form of Third Amended and Restated Registration Rights Agreement, among the Issuer, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG, Cenwell Limited, Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited, Lion Cosmos Limited, Vectis CP Holdings, LLC, Permal U.S. Opportunities Limited, Zaxis Equity Neutral, L.P., Zaxis Institutional Partners, L.P., Zaxis Offshore Limited, Zaxis Partners, L.P., Guggenheim Portfolio Company XIII, Passport Master Fund, L.P., Crosslink Crossover Fund IV, L.P., Sagamore Hill Hub Fund, Ltd., Criterion Capital Partners, Ltd., Criterion Capital Partners, Institutional, Criterion Capital Partners, L.P. and Capital Ventures International (incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on March 10, 2004).